SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 3rd November, 2004, for 3rd Quarter, 2004

TELENOR ASA
(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIRD QUARTER OF 2004

The third quarter of 2004 showed a growth in revenues excluding gains for the Telenor Group of 15.9% to NOK 15.6 billion compared to the third quarter of 2003. Profit before taxes and minority interests increased to NOK 2.7 billion.

Telenor ASA third quarter of 2004

KEY POINTS FROM THE THIRD QUARTER OF 2004 COMPARED TO THE THIRD QUARTER OF 2003

•	Telenor’s revenues excluding gains increased by 15.9% to NOK 15,610 million. Adjusted for the effects of acquisitions and disposals of operations and currency fluctuations, the growth in revenues was just above 7%.

•	EBITDA increased by NOK 713 million to NOK 5,605 million. Telenor’s EBITDA margin adjusted for special items was 36.1% compared to 37.2%.

•	Telenor’s operating profit increased by NOK 300 million to NOK 2,600 million. Profit before taxes and minority interests increased by NOK 659 million to NOK 2,664 million. Net income per share increased by NOK 0.10 to NOK 0.82.

•	In Mobile, the number of subscriptions in consolidated operations increased by 2.2 million compared to 0.6 million in the same quarter last year. Revenues increased by NOK 2,559 million to NOK 8,881 million. EBITDA increased by NOK 811 million to NOK 3,412 million.

•	In Fixed – Norway, revenues adjusted for disposal of operations and special items were reduced by 3.3%. Correspondingly, adjusted EBITDA margin was 36.1% compared to 36.7% in the third quarter of 2003. The operating profit was in line with the same quarter last year.

•	In Broadcast, at the end of the third quarter of 2004 the number of subscribers with satellite dish exceeded 800,000 in the Nordic area. EBITDA increased by NOK 105 million to NOK 424 million.

•	In the third quarter of 2004, Telenor Mobil – Norway increased the number of GSM subscriptions by 114,000. Telenor’s estimated market share for mobile services in Norway was 56% measured in number of subscriptions. The market share for fixed line telephony in Norway measured in traffic minutes was sustained from previous quarters at 69%.

•	Capital expenditure was NOK 3,140 million compared with NOK 1,460 million in the third quarter of 2003 mainly as a consequence of increased network investments in Mobile due to strong subscriber growth and the purchase of an ownership interest in a satellite in Broadcast.

•	Net interest-bearing liabilities were NOK 20.6 billion, a reduction of NOK 1.4 billion from the second quarter of 2004.

•	In the third quarter of 2004 Telenor purchased 3,000,000 own shares in the market for NOK 145 million. So far in 2004, Telenor has purchased shares for NOK 2.85 billion, including shares, which according to an agreement, have been or will be purchased from the Kingdom of Norway.

•	The Intelsat AGM has approved the agreement involving today’s shareholders selling their shares to private investors for $18.75 a share. Telenor has approximately 6.9 million shares in Intelsat. The sale will give Telenor a book profit of around NOK 400 million. The settlement for the shares will be in cash, and is expected to be concluded around year-end 2004.

KEY FIGURES

	3rd quarter		First three quarters		Year
(NOK in millions)	2004	2003	2004	2003	2003
Revenues	15,681	13,491	45,589	39,320	53,121
Revenues excluding gains	15,610	13,469	45,144	39,218	52,889
Revenues excluding gains – growth (%)	15.9	10.3	15.1	10.0	8.7
EBITDA 1)	5,605	4,892	16,302	13,419	18,302
EBITDA/Revenues (%)	35.7	36.3	35.8	34.1	34.5
EBITDA excluding gains and losses 2)	5,586	4,886	15,938	13,518	18,299
Operating profit	2,600	2,300	7,621	5,387	7,560
Operating profit/Revenues (%)	16.6	17.0	16.7	13.7	14.2
Associated companies	292	62	636	1,410	1,231
Profit before taxes and minority interests	2,664	2,005	10,000	5,542	7,426
Net income	1,399	1,281	5,610	3,561	4,560
Net interest-bearing liabilities			20,596	21,584	17,817
Investments:
– Capex 3)	3,140	1,460	8,623	4,004	6,454
– Investments in businesses 4)	644	9	4,687	300	563

1)	For a definition and reconciliation of EBITDA, see table at the end of this report.

2)	See table “special items” at the end of this report for further details.

3)	Capex is investments in tangible and intangible assets.

4)	Consists of acquisition of shares and participations including acquisition of subsidiaries and businesses not organized as separate companies.

The table below shows key figures adjusted for special items (gains and losses on disposal, expenses for workforce reductions, loss contracts, exit from activities and write-downs)1)

	3rd quarter			First three quarters			Year
(NOK in millions)	2004	2003	Growth	2004	2003	Growth	2003	Growth
Revenues	15,610	13,469	15.9%	45,144	39,218	15.1%	52,889	8.7%
EBITDA	5,628	5,004	12.5%	16,168	13,722	17.8%	18,586	28.1%
EBITDA/Revenues (%)	36.1	37.2		35.8	35.0		35.1
Operating profit	2,665	2,425	9.9%	7,533	5,766	30.6%	7,989	87.1%
Operating profit/Revenues (%)	17.1	18.0		16.7	14.7		15.1
Associated companies	284	62	358.1%	619	(87)	nm	(251)	nm
Profit before taxes and minority interests	2,699	2,168	24.5%	7,264	4,552	59.6%	6,300	153.2%

1)	See table “special items” at the end of the report for further details.

KEY FIGURES FOR THE BUSINESS AREAS

Revenues

	3rd quarter			First three quarters			Year
(NOK in millions)	2004	2003	Growth	2004	2003	Growth	2003	Growth
Mobile	8,881	6,322	40.5%	24,297	17,499	38.8%	23,810	17.0%
Fixed	4,665	5,152	(9.5%)	14,473	15,334	(5.6%)	20,509	2.4%
Broadcast	1,330	1,203	10.6%	3,972	3,510	13.2%	4,820	33.7%
Other activities	2,423	2,495	(2.9%)	7,747	8,014	(3.3%)	10,811	(7.1%)
Eliminations	(1,618)	(1,681)	(3.7%)	(4,900)	(5,037)	(2.7%)	(6,829)	0.6%
Total revenues	15,681	13,491	16.2%	45,589	39,320	15.9%	53,121	8.8%

EBITDA

	3rd quarter				First three quarters				Year
(NOK in millions)	2004	Margin 1)	2003	Margin 1)	2004	Margin 1)	2003	Margin 1)	2003	Margin 1)
Mobile	3,412	38.4%	2,601	41.1%	9,279	38.2%	7,073	40.4%	9,567	40.2%
Fixed	1,504	32.2%	1,761	34.2%	4,725	32.6%	5,043	32.9%	6,665	32.5%
Broadcast	424	31.9%	319	26.5%	1,162	29.3%	850	24.2%	1,229	25.5%
Other activities	266	11.0%	186	7.5%	1,110	14.3%	453	5.7%	830	7.7%
Eliminations	(1)	nm	25	nm	26	nm	—	nm	11	nm
Total EBITDA	5,605	35.7%	4,892	36.3%	16,302	35.8%	13,419	34.1%	18,302	34.5%

Special items 2)	23	nm	112	nm	(134)	nm	303	nm	284	nm
EBITDA adjusted for special items 3)	5,628	36.1%	5,004	37.2%	16,168	35.8%	13,722	35.0%	18,586	35.1%

1)	EBITDA as a percentage of total revenues.

2)	Gains, losses, expenses for workforce reductions, loss contracts and exit from activities. See table “special items” at the end of the report for further details.

3)	Margin is EBITDA adjusted for special items as a percentage of revenues excluding gains.

Operating profit (loss)

	3rd quarter				First three quarters				Year
(NOK in millions)	2004	Margin 1)	2003	Margin 1)	2004	Margin 1)	2003	Margin 1)	2003	Margin 1)
Mobile	1,802	20.3%	1,507	23.8%	4,816	19.8%	3,792	21.7%	5,224	21.9%
Fixed	674	14.4%	792	15.4%	2,095	14.5%	1,963	12.8%	2,531	12.3%
Broadcast	205	15.4%	63	5.2%	488	12.3%	49	1.4%	181	3.8%
Other activities	(59)	nm	(121)	nm	201	2.6%	(482)	nm	(488)	nm
Eliminations	(22)	nm	59	nm	21	nm	65	nm	112	nm
Total operating profit	2,600	16.6%	2,300	17.0%	7,621	16.7%	5,387	13.7%	7,560	14.2%

1)	Operating profit as a percentage of total revenues.

BUSINESS AREAS

MOBILE

			First three
	3rd quarter		quarters		Year
(NOK in millions)	2004	2003	2004	2003	2003
External revenues
Telenor Mobil – Norway	2,694	2,511	7,818	7,288	9,639
Sonofon – Denmark	1,269	—	3,180	—	—
Telenor Mobile Sweden	34	35	100	82	109
Pannon GSM – Hungary	1,515	1,408	4,361	3,904	5,368
DiGi.Com – Malaysia	1,046	825	2,948	2,290	3,170
Kyivstar – Ukraine	1,281	760	3,111	1,833	2,634
GrameenPhone – Bangladesh	601	424	1,629	1,102	1,535
ProMonte GSM – Montenegro	82	—	82	—	—
Other	6	3	14	21	28
Total external revenues	8,528	5,966	23,243	16,520	22,483

Internal revenues	351	356	1,051	979	1,327
Gains on disposal	2	—	3	—	—
Total revenues	8,881	6,322	24,297	17,499	23,810

EBITDA	3,412	2,601	9,279	7,073	9,567
Depreciation and amortization	1,607	1,092	4,459	3,252	4,308
Write-downs	3	2	4	29	35
Operating profit	1,802	1,507	4,816	3,792	5,224

EBITDA/Total revenues (%)	38.4	41.1	38.2	40.4	40.2
Operating profit/Total revenues (%)	20.3	23.8	19.8	21.7	21.9
Investments:
– Capex	1,913	881	6,228	2,246	3,667
– Investments in businesses	540	—	4,384	5	95

•	Revenues increased by 40.5% compared to the third quarter of 2003 due to underlying growth and the consolidation of Sonofon and ProMonte. Adjusted for the effects of acquisitions and disposals of operations and currency fluctuations, the growth in revenues was 16.5%.

•	EBITDA increased by 31.2% for the same reasons. However, the EBITDA margin decreased compared to the third quarter of 2003, mainly due to the consolidation of Sonofon and increased sales and marketing costs due to a strong customer growth in Telenor Mobil – Norway.

•	In the third quarter of 2004, capital expenditure included increased network investments, in particular in Kyivstar and GrameenPhone, to meet the strong subscriber growth.

•	Investments in businesses in the third quarter of 2004 consisted of the purchase of the remaining 55.9% of the shares in ProMonte in Montenegro.

TELENOR MOBIL – NORWAY

			First three
	3rd quarter		quarters		Year
(NOK in millions)	2004	2003	2004	2003	2003
Subscriptions and connections	377	289	1,096	911	1,216
Traffic	1,488	1,434	4,183	4,071	5,329
SMS, MMS and content services	402	402	1,179	1,215	1,599
Customer equipment, service providers and other	427	386	1,360	1,091	1,495
Total external revenues	2,694	2,511	7,818	7,288	9,639

Internal revenues	310	323	936	952	1,270
Total revenues	3,004	2,834	8,754	8,240	10,909

EBITDA	1,100	1,157	3,174	3,280	4,262
Depreciation and amortization	267	284	777	871	1,147
Write-downs	3	—	4	—	—
Operating profit	830	873	2,393	2,409	3,115

EBITDA/Total revenues (%)	36.6	40.8	36.3	39.8	39.1
Operating profit/Total revenues (%)	27.6	30.8	27.3	29.2	28.6
Capex	332	79	801	264	500
ARPU (GSM) – monthly (NOK)	345	354	342	343	339
No. of subscriptions (in thousand)			2,562	2,364	2,364

•	The estimated market share for GSM measured in number of subscriptions was approximately 56% at the end of the third quarter of 2004 and in line with the second quarter of 2004. Mobile penetration was estimated at 99%, up from 95% in the second quarter of 2004.

•	In the third quarter of 2004 Telenor Mobil had a net increase of 114,000 GSM subscriptions, of which 54,000 were contract subscriptions.

•	ARPU in this quarter decreased by NOK 9 compared with the third quarter of 2003, in spite of an increase in the number of average traffic minutes per subscription. The decrease in ARPU was mainly due to reduced average prices on voice and SMS.

•	Compared with the third quarter of 2003 revenues increased primarily as a result of higher sales of traffic and subscriptions on a wholesale basis. External traffic revenues increased due to increased traffic per subscription and increase in the number of subscriptions, partly offset by price reductions. External subscription revenues increased as a consequence of the growth in the number of subscriptions.

•	The decrease in EBITDA margin compared with the third quarter of 2003 was due to increased costs associated with sales and marketing activities and price reductions.

•	Depreciation and amortization decreased compared to the third quarter of 2003, primarily due to reduced capital expenditure in recent years.

•	Increased capital expenditure compared to the third quarter of 2003 was primarily due to investments in new technology.

•	On 24 September 2004 Telenor Mobil launched the possibility of faster data transfer by using EDGE technology. Shortly, the largest cities and communities in Norway will have access to EDGE.

SONOFON – DENMARK

			First three
	3rd quarter		quarters		Year
(NOK in millions)	2004	2003	2004	2003	2003
Mobile related revenues	998	—	2,433	—	—
Other revenues	292	—	780	—	—
Total revenues	1,290	—	3,213	—	—

EBITDA	258	—	660	—	—
Depreciation and amortization	210	—	520	—	—
Operating profit	48	—	140	—	—

EBITDA/Total revenues (%)	20.0	—	20.5	—	—
Operating profit/Total revenues (%)	3.7	—	4.4	—	—
Capex	102	—	312	—	—
ARPU (GSM) – monthly (NOK)	242	—	242	—	—
No. of subscriptions (in thousand)			1,263	—	—

Telenor’s ownership interest in Sonofon was 100% at the end of the third quarter of 2004. The Norwegian Krone depreciated against the Danish Krone by approximately 1% in the third quarter of 2004 compared to the second quarter of 2004. The preceding table shows figures included in the accounts for Telenor from 12 February 2004, the date of consolidation of Sonofon. ARPU for the first three quarters in the table is for the period 1 January– 30 September 2004.

•	Sonofon’s estimated market share was 27% at the end of the third quarter of 2004, an increase of 1 percentage point from the previous quarter. The number of subscriptions in Sonofon increased by 51,000 from the previous quarter. The estimated mobile penetration in Denmark was 90% at the end of the third quarter of 2004 compared to 89% at the end of the second quarter of 2004.

•	ARPU decreased compared to the end of the second quarter, measured in local currency, primarily as a result of the consolidation of CBB, previously a service provider on Sonofon’s network, and price reductions. The interconnection charges were reduced by 10% as from 1 July 2004.

•	Revenues and the EBITDA margin for the first three quarters of 2004 were NOK 3,747 million and 21%, respectively. Increased revenues in this quarter of 2004 compared to the previous quarter were due to seasonal effects. The EBITDA margin was affected by lower prices and costs related to customer acquisitions.

TELENOR MOBILE SWEDEN

			First three
	3rd quarter		quarters		Year
(NOK in millions)	2004	2003	2004	2003	2003
Total revenues	61	36	162	83	127

EBITDA	(44)	(34)	(106)	(78)	(114)
Depreciation and amortization	8	7	23	17	24
Operating (loss)	(52)	(41)	(129)	(95)	(138)

Capex	3	10	11	75	79
ARPU (GSM) – monthly (NOK)	218	207	203	161	171
No. of subscriptions (in thousand)			96	65	81

The Norwegian Krone depreciated against the Swedish Krone by approximately 2% in the third quarter of 2004 compared to the third quarter of 2003.

•	Revenues increased as a result of more subscriptions and increased ARPU.

•	The increase in ARPU was due to changes in the subscription composition, with 80,000 MVNO subscriptions at the end of the third quarter of 2004. These subscriptions have a higher ARPU than service provider subscriptions, partly due to termination revenues being included in the revenue basis.

•	Reduced EBITDA compared to the third quarter of 2003 was due to increased costs of materials and traffic charges.

•	As from 1 July 2004 Telenor Mobile Sweden reduced the interconnection charges by approximately 20% to 0.76 SEK.

PANNON GSM – HUNGARY

			First three
	3rd quarter		quarters		Year
(NOK in millions)	2004	2003	2004	2003	2003
Mobile related revenues	1,439	1,308	4,115	3,679	5,005
Other revenues	78	101	252	227	365
Total revenues	1,517	1,409	4,367	3,906	5,370

EBITDA	561	508	1,673	1,489	1,924
Depreciation and amortization	235	230	714	658	889
Write-downs	—	—	—	6	10
Operating profit	326	278	959	825	1,025

EBITDA/Total revenues (%)	37.0	36.1	38.3	38.1	35.8
Operating profit/Total revenues (%)	21.5	19.7	22.0	21.1	19.1
Capex	121	195	346	444	644
ARPU (GSM) – monthly (NOK)	184	170	176	163	165
No. of subscriptions (in thousand)			2,595	2,564	2,618

Telenor’s ownership interest in Pannon GSM is 100%. The Norwegian Krone depreciated against the Hungarian Forint by approximately 7% in the third quarter of 2004 compared to the third quarter of 2003.

•	In a market affected by strong competition Pannon GSM, for the first time this year, increased the number of subscriptions during this quarter. The number of contract subscriptions increased by 57,000 from the second quarter of 2004.

•	Pannon GSM’s estimated market share decreased by 1 percentage point from the previous quarter, to approximately 33% at the end of the third quarter of 2004. Compared to the end of the second quarter of 2004, the estimated mobile penetration in Hungary increased from 81% to 83%.

•	ARPU measured in local currency increased by 2% compared to the third quarter of 2003, mainly due to an increased number of contract subscriptions and an increased usage per subscription, partly offset by price reductions.

•	The increased number of subscriptions and increased ARPU contributed to a 3% increase in mobile related revenues measured in local currency compared to the third quarter of 2003.

•	Increased EBITDA margin compared to the third quarter of 2003 was mainly due to reduced subsidising of handsets.

DIGI.COM – MALAYSIA

			First three
	3rd quarter		quarters		Year
(NOK in millions)	2004	2003	2004	2003	2003
Mobile related revenues	912	707	2,543	1,961	2,713
Other revenues	135	119	408	333	463
Total revenues	1,047	826	2,951	2,294	3,176

EBITDA	454	319	1,290	909	1,295
Depreciation and amortization	213	202	631	579	780
Write-downs	—	5	—	15	18
Operating profit	241	112	659	315	497

EBITDA/Total revenues (%)	43.4	38.6	43.7	39.6	40.8
Operating profit/Total revenues (%)	23.0	13.6	22.3	13.7	15.6
Capex	228	240	493	513	1,043
ARPU (GSM) – monthly (NOK)	112	117	113	117	117
No. of subscriptions (100% in thousand)			2,806	2,055	2,207

Telenor’s ownership interest in DiGi.Com was 61.0% at the end of the third quarter of 2004. The Norwegian Krone appreciated against the Malayan Ringgit by approximately 5% in the third quarter of 2004 compared to the third quarter of 2003.

•	At the end of the third quarter of 2004, DiGi.Com sustained the estimated market share from the previous quarter at 21%. The estimated mobile penetration in Malaysia was 52% at the end of the third quarter of 2004, an increase from 49% at the end of the second quarter of 2004.

•	The number of subscriptions increased by 221,000 in the third quarter of 2004.

•	ARPU measured in local currency was in line with the third quarter of 2003.

•	Revenues increased by 33% compared to the third quarter of 2003, when measured in local currency, mainly due to the increase in the number of subscriptions.

•	The increase in EBITDA margin was due to increased revenues without corresponding increases in costs of materials and traffic charges. Measured in local currency, EBITDA increased by 49% compared to the third quarter of 2003.

•	Compared to the third quarter of 2003, depreciation and amortization increased as a result of high capital expenditure in the intervening periods.

•	Increased capital expenditure compared to the third quarter of 2003 was due to investments in networks resulting from increased coverage and a larger customer base.

•	The mobile operators in Malaysia are required to provide national coverage by the end of 2005. Final conditions have not yet been set.

KYIVSTAR – UKRAINE

			First three
	3rd quarter		quarters		Year
(NOK in millions)	2004	2003	2004	2003	2003
Mobile related revenues	1,262	744	3,065	1,783	2,569
Other revenues	20	16	47	50	65
Total revenues	1,282	760	3,112	1,833	2,634

EBITDA	772	465	1,868	1,066	1,573
Depreciation and amortization	121	90	326	248	343
Operating profit	651	375	1,542	818	1,230

EBITDA/Total revenues (%)	60.2	61.2	60.0	58.2	59.7
Operating profit/Total revenues (%)	50.8	49.3	49.6	44.6	46.7
Capex	687	290	1,584	720	979
ARPU (GSM) – monthly (NOK)	103	106	96	93	94
No. of subscriptions (100% in thousand)			4,856	2,512	3,037

Telenor’s ownership interest at the end of the third quarter of 2004 was 56.51%. The functional currency for Kyivstar is the US dollar. The Norwegian Krone appreciated against the US dollar by approximately 5% in the third quarter of 2004 compared to the third quarter of 2003.

•	Kyivstar’s estimated market share increased by 3 percentage points from the previous quarter and was 46% at the end of the third quarter of 2004. The increased market share in this quarter was due to Kyivstar’s focus in the market and was achieved in spite of the strong competition within the prepaid segment. Compared to the second quarter of 2004, the estimated mobile penetration in Ukraine increased from 18% to 22%.

•	The number of subscriptions increased by more than 1.2 million in this quarter and by more than 2.3 million compared to the third quarter of 2003.

•	ARPU measured in US dollars increased by 3% compared to the third quarter of 2003. This was largely due to the increased number of average traffic minutes per subscription, primarily due to the introduction of a calling party pays regime from 19 September 2003, competitive price structure and a general increase in purchase power.

•	The increase in the number of subscriptions and ARPU contributed to a revenue increase of 76% measured in US dollars compared to the third quarter of 2003.

•	Measured in US dollars, EBITDA increased by 72% compared to the third quarter of 2003, mainly due to increased revenues. Reduced EBITDA margin reflects reduced gross margin (revenues less costs of materials and traffic charges as a percentage of revenues) as a consequence of the introduction of the calling party pays regime.

•	Compared to the third quarter of 2003, depreciation and amortization increased as a result of increased capital expenditure in the subsequent quarters.

•	Increased capital expenditure compared to the third quarter of 2003 was due to network investments resulting from the large increase in the customer base.

GRAMEENPHONE – BANGLADESH

			First three
	3rd quarter		quarters		Year
(NOK in millions)	2004	2003	2004	2003	2003
Mobile related revenues	599	424	1,621	1,097	1,529
Other revenues	2	—	8	6	7
Total revenues	601	424	1,629	1,103	1,536

EBITDA	383	274	975	692	1,001
Depreciation and amortization	58	43	143	117	158
Write-downs	—	—	—	—	—
Operating profit	325	231	832	575	843

EBITDA/Total revenues (%)	63.7	64.6	59.9	62.7	65.2
Operating profit/Total revenues (%)	54.1	54.5	51.1	52.1	54.9
Capex	418	77	836	240	429
ARPU (GSM) – monthly (NOK)	104	143	112	137	136
No. of subscriptions (100% in thousand)			2,024	1,047	1,141

Telenor’s ownership interest at the end of the third quarter of 2004 was 51.0%. The Norwegian Krone appreciated against the Bangladeshi Takka by approximately 7% in the third quarter of 2004 compared to the third quarter of 2003.

•	On 26 October, 2004 Telenor increased its ownership interest in GrameenPhone by 4.5% to 55.5% for a consideration of USD 9.7 million.

•	GrameenPhone’s estimated market share increased by 1 percentage point from the previous quarter to 63% at the end of the third quarter of 2004. The estimated mobile penetration in Bangladesh increased from the previous quarter to 2.4% at the end of the third quarter of 2004.

•	Compared to the end of the second quarter of 2004 the number of subscriptions in GrameenPhone increased by 13% to more than 2 million, while the increase from the third quarter of 2003 was close to 1 million.

•	Measured in local currency, ARPU declined by 22% compared to the third quarter of 2003. This was mainly due to a higher portion of prepaid subscriptions and price reductions, including free call time.

•	The increase in the number of subscriptions contributed to an increase in revenues of 51% measured in local currency compared to the third quarter of 2003.

•	Measured in local currency, EBITDA increased by 49% compared to the third quarter of 2003, primarily due to increased revenues. However, the EBITDA margin declined compared to the third quarter of 2003 due to increased costs in connection with sales and marketing activities related to the large increase in the sale of new subscriptions.

•	Compared to the third quarter of 2003, depreciation and amortization increased as a result of increased capital expenditure in the subsequent quarters.

•	Compared to the third quarter of 2003, capital expenditure increased as a result of increased need for network investment to increase coverage and due to the significant growth in the number of subscriptions.

PROMONTE GSM – MONTENEGRO

			First three
	3rd quarter		quarters		Year
(NOK in millions)	2004	2003	2004	2003	2003
Mobile related revenues	80	—	80	—	—
Other revenues	2	—	2	—	—
Total revenues	82	—	82	—	—

EBITDA	45	—	45	—	—
Depreciation and amortization	12	—	12	—	—
Operating profit	33	—	33	—	—

EBITDA/Total revenues (%)	54.9	—	54.9	—	—
Operating profit/ Total revenues (%)	40.2	—	40.2	—	—
Capex	3	—	3	—	—
ARPU (GSM) – monthly (NOK)	176	—	150	—	—
No. of subscriptions (in thousand)			340	—	—

Telenor’s ownership interest in ProMonte was 100% at the end of the third quarter of 2004. The preceding table shows figures included in the accounts for Telenor from 12 August 2004, the date of consolidation of ProMonte. ARPU for the 3rd quarter and for the first three quarters in the table is for the period 1 July–30 September 2004 and 1 January–30 September 2004, respectively.

•	In the third quarter of 2004 Telenor acquired the remaining 55.9% of the shares in ProMonte, the leading Montenegrin mobile operator, for NOK 532 million.

•	At the end of the third quarter of 2004 ProMonte’s estimated market share was 57%.

•	The number of subscriptions increased by 39,000 compared to the third quarter of 2003.

•	Measured in local currency, ARPU was in line with the third quarter of 2003.

•	Revenues and the EBITDA margin for the first three quarters of 2004 were NOK 374 million and 54%, respectively. Due to the tourist season, the third quarter represents the quarter with the highest revenues.

OTHER UNITS IN MOBILE
(including eliminations and amortization and write-downs of net excess values)

			First three
	3rd quarter		quarters		Year
(NOK in millions)	2004	2003	2004	2003	2003
EBITDA	(117)	(88)	(300)	(285)	(374)
Depreciation and amortization 1)	483	236	1,313	762	967
Write-downs	—	(3)	—	8	7
Operating (loss)	(600)	(321)	(1,613)	(1,055)	(1,348)

1) Includes amortization of Telenor’s net excess values by *)	501	239	1,335	713	911
Capex	19	(10)	1,842	(10)	(7)

*)	Net excess values are the difference between Telenor’s acquisition cost and Telenor’s share of equity at acquisition of subsidiaries.

•	Other units in Mobile include the greenfield operation in Pakistan, costs related to the management and administration of Telenor’s international mobile operations, as well as amortization and write-downs of Telenor’s net excess values on consolidated mobile companies.

•	Increased EBITDA loss compared to the third quarter of 2003 was due to operating costs related to the operations in Pakistan. The EBITDA loss in Pakistan in the second and third quarter of 2004 was NOK 13 million and NOK 25 million, respectively.

•	Increased amortization of net excess values compared to the third quarter of 2003 was due to amortization of excess values related to Sonofon.

•	In the third quarter of 2004 the reported capital expenditure related to the greenfield operation in Pakistan were low, primarily due to network components not being taken over from the suppliers.

ASSOCIATED COMPANIES AND JOINT VENTURES IN MOBILE

			First three
	3rd quarter		quarters		Year
(NOK in millions)	2004	2003	2004	2003	2003
Telenor’s share of 1)
Net income after taxes	297	252	794	533	608
Amortization of Telenor’s net excess values 2)	(27)	(157)	(138)	(457)	(534)
Write-downs of Telenor’s excess values	—	—	—	—	(15)
Gains (losses) on disposal of ownership interests	—	—	—	1,580	1,580
Net result from associated companies	270	95	656	1,656	1,639

1)	The figures are partly based on management’s estimates in connection with the preparation of the consolidated financial statements. The consolidated profit and loss statement contains only the line “net result from associated companies”. The table includes Telenor’s share of the results in Sonofon until 12 February 2004. Effective from this date Sonofon was consolidated as a subsidiary. Cosmote was included as an associated company through April 2003.

2)	Net excess values are the differences between Telenor’s acquisition cost and Telenor’s share of equity at acquisition of associated companies.

•	Telenor’s ownership interest in VimpelCom in Russia was 29% at the end of the third quarter of 2004. The value of Telenor’s share of the company based on the quoted share price as at 30 September 2004 was NOK 11.4 billion. Telenor also holds a 14.9% ownership interest in VimpelCom – Region, a subsidiary of VimpelCom. At the end of the third quarter of 2004 VimpelCom and VimpelCom – Region had approximately 20 million number of subscriptions according to local counting principles.

•	Telenor’s direct and indirect ownership interest in DTAC in Thailand was 40.3% at the end of the third quarter of 2004. The value of Telenor’s share of the company based on quoted share price as at 19 October 2004 was NOK 4.4 billion. The number of subscriptions in DTAC at the end of August 2004 was 7.6 million.

•	Reduced amortization of Telenor’s net excess values on associated companies compared to the third quarter of 2003 was primarily due to the consolidation of Sonofon as of 12 February 2004.

FIXED

			First three
	3rd quarter		quarters		Year
(NOK in millions)	2004	2003	2004	2003	2003
External revenues
Norway	3,837	4,087	11,849	12,349	16,409
Sweden	357	393	1,178	1,086	1,517
Russia	—	204	—	556	701
Other countries	43	40	129	118	160
Total external revenues	4,237	4,724	13,156	14,109	18,787

Internal revenues	427	428	1,316	1,224	1,713
Gains on disposal	1	—	1	1	9
Total revenues	4,665	5,152	14,473	15,334	20,509

EBITDA	1,504	1,761	4,725	5,043	6,665
Depreciation and amortization 1)	830	969	2,630	3,073	4,110
Write-downs	—	—	—	7	24
Operating profit	674	792	2,095	1,963	2,531

1) Includes amortization of Telenor’s net excess values by	(26)	(74)	(77)	(52)	(76)
EBITDA/Total revenues (%)	32.2	34.2	32.6	32.9	32.5
Operating profit/Total revenues (%)	14.4	15.4	14.5	12.8	12.3
Investments:
– Capex	419	438	1,182	1,283	1,867
– Investments in businesses	1	1	97	218	294

•	Compared to the third quarter of 2003, the results were affected by the sale of Comincom/Combellga to Golden Telecom on 1 December 2003, and that Telenor, as part of the efficiency improvements of operations, transferred parts of the Operating services business from Fixed to EDB Business Partner with effect from 1 May 2004. The transferred business provided services in connection with the operation of the IT systems to other Telenor companies and to external customers. The business was included in the results for Fixed until 1 May 2004.

•	Adjusted for the sale of Comincom/Combellga, the transfer of parts of the Operating services to EDB Business Partner and special items, revenues decreased by 3.4% and the EBITDA margin decreased by 0.8 percentage points compared to the third quarter of 2003. Correspondingly, adjusted operating profit margin decreased by 1.2 percentage points.

FIXED – NORWAY

			First three
	3rd quarter		quarters		Year
(NOK in millions)	2004	2003	2004	2003	2003
Retail revenues
Subscriptions and connections – PSTN/ISDN	908	1,069	2,819	3,269	4,300
Subscriptions and connections – ADSL/Internet	349	277	951	766	1,041
Internet traffic	88	126	315	432	561
Other traffic	1,032	1,204	3,371	3,837	5,062
Total PSTN/ISDN, ADSL and Internet	2,377	2,676	7,456	8,304	10,964

Leased lines	82	88	230	249	329
Data communication (frame relay, atm, lan-lan, datapak)	217	209	641	618	836
Managed services	80	168	360	535	726
Other retail products	196	115	408	303	377
Total other retail revenues	575	580	1,639	1,705	2,268

Total retail revenues	2,952	3,256	9,095	10,009	13,232

Wholesale revenues
Sales to service providers and operators	174	78	539	152	249
Domestic interconnect	143	149	457	483	643
International interconnect	76	94	238	255	339
Transit traffic	255	275	765	778	1,038
Leased lines	138	158	471	474	631
Other wholesale revenues	99	77	284	198	277
Total wholesale revenues	885	831	2,754	2,340	3,177

Total external revenues	3,837	4,087	11,849	12,349	16,409

Internal revenues	429	446	1,323	1,279	1,776
Gains on disposal	—	—	—	1	4
Total revenues – Norway	4,266	4,533	13,172	13,629	18,189

EBITDA	1,512	1,677	4,708	4,904	6,512
Depreciation and amortization 1)	776	940	2,472	2,811	3,773
Write-downs	—	—	—	—	19
Operating profit	736	737	2,236	2,093	2,720

1) Includes amortization of Telenor’s net excess values by	—	6	1	7	9

			First three
	3rd quarter		quarters		Year
(NOK in millions)	2004	2003	2004	2003	2003
EBITDA/Total revenues (%)	35.4	37.0	35.7	36.0	35.8
Operating profit/ Total revenues (%)	17.3	16.3	17.0	15.4	15.0
Investments:
– Capex	346	365	1,016	1,086	1,568
– Investments in businesses	—	—	1	—	1

•	Adjusted for the transfer of the Operating services business to EDB Business Partner, revenues decreased by 3.3% compared to the third quarter of 2003, due to the decrease in retail revenues not being fully offset by the increase in wholesale revenues. This is due to a decrease in revenues from international interconnect, transit traffic and leased lines on a wholesale basis. Adjusted for the transfer of the Operating services business to EDB Business Partner, and special items, the EBITDA margin decreased by 0.6 percentage points and the operating profit margin decreased by 0.5 percentage points.

•	External revenues from “Subscriptions and connections – PSTN/ISDN” decreased compared to the third quarter of 2003 due to the transition to sales of access lines on a wholesale basis and a decrease in the number of subscriptions in the market as a whole.

•	Increased external revenues from “ Subscriptions and connections – ADSL/Internet” were due to the increase in the number of ADSL subscriptions. The number of ADSL subscriptions (residential and business) was 270,000 at the end of the third quarter of 2004, an increase of 120,000 from the third quarter 2003 and 35,000 compared to the end of the second quarter 2004. Telenor’s estimated market share for ADSL subscriptions (residential and business) was 57% at the end of the third quarter of 2004, an increase by 1 percentage point from the end of second quarter of 2004.

•	The reduction in external traffic revenues in the retail market compared to the third quarter of 2003 was mainly due to a 15% decline in total traffic measured in minutes in Telenors’s network. The reduction in total traffic was due to the migration of voice traffic from fixed telephony to mobile telephony and data traffic from dial-up Internet to ADSL.

•	Telenor’s market share measured in traffic minutes was 69% at the end of the third quarter of 2004, in line with the end of the third quarter of 2003 and the second quarter of 2004.

•	Increased revenues from “Data communication” were mainly due to growth in IP-based services and payment solutions.

•	External revenues from “Managed services” decreased compared to the third quarter of 2003 due to the transfer of parts of this operation to EDB Business Partner.

•	Increased revenues from “Other retail products” compared to the third quarter of 2003, were mainly due to revenues from new contracts.

•	Increased revenues from “Sales to service providers and operators” were due to increased sales of access lines on a wholesale basis (PSTN, ISDN and ADSL). The number of PSTN/ISDN lines sold on a wholesale basis was 414,000 at the end of third quarter 2004, an increase of 320,000 compared to the third quarter of 2003 and 29,000 compared to the end of the second quarter of 2004. The number of ADSL subscriptions sold on a wholesale basis was 90,000 at the end of the third quarter of 2004, an increase of 49,000 compared to the third quarter of 2003 and 4,000 compared to the end of the second quarter of 2004.

•	Reduced external revenues from “International interconnect” and “Transit traffic” were due to fall in market prices and a reduced market as a result of more operators sending the traffic within their own network.

•	Reduced external revenues from “Leased lines” on a wholesale basis were mainly due to the migration of several data services to DSL technology.

•	The increase in external “Other wholesale revenues” was mainly due to increased sales of local loop unbundled subscriptions, co-localisation services and contractor services. The number of local loop unbundled subscriptions sold at the end of the third quarter of 2004 was 123,000, an increase of 55,000 compared to the end of the third quarter of 2003 and 15,000 compared to the end of the second quarter of 2004.

•	Reduced EBITDA compared to the third quarter of 2003 was due to reduction in revenues and the transfer of parts of the Operating services business to EDB Business Partner. In the third quarter of 2004 NOK 29 million was expensed due to losses on disposal and workforce reduction, while in the third quarter of 2003 provisions for workforce reduction initiated in 2002 of NOK 28 million were reversed.

•	Depreciation and amortization decreased compared to the third quarter of 2003 mainly due to lower investment activity in recent years, and as a consequence of the transfer of parts of the business in Operating services to EDB Business Partner.

•	The reduction in capital expenditure compared to the third quarter of 2003 was mainly due to lower ADSL investments.

FIXED – SWEDEN

			First three
	3rd quarter		quarters		Year
(NOK in millions)	2004	2003	2004	2003	2003
External revenues	357	393	1,178	1,086	1,517
Internal revenues	26	19	75	62	81
Gains on disposal	1	—	1	—	5
Total revenues	384	412	1,254	1,148	1,603

EBITDA	(10)	14	11	(48)	(56)
Depreciation and amortization 1)	42	(25)	120	105	141
Write-downs	—	—	—	4	1
Operating profit (loss)	(52)	39	(109)	(157)	(198)

1) Includes amortization of Telenor’s net excess values by	(26)	(97)	(78)	(108)	(143)
Investments:
– Capex	67	7	145	26	85
– Investments in businesses	—	—	87	—	13

•	Reduced revenues compared to the third quarter of 2003 were primarily due to termination of volume contracts related to international interconnect and reduced sales of telephony services on a wholesale basis.

•	Reduced EBITDA compared to the third quarter of 2003 was due to reduced revenues on a wholesale basis and increased expenses due to the rollout of ADSL.

•	Increased depreciation and amortization compared to the third quarter of 2003, was due to the effect of the final allocation of net excess values in the third quarter of 2003 related to the acquisition of Utfors AB, when negative goodwill was included in depreciation and amortization in the third quarter of 2003.

•	Increased capital expenditure compared to the third quarter of 2003, was mainly due to rollout of ADSL.

FIXED – RUSSIA

			First three
	3rd quarter		quarters		Year
(NOK in millions)	2004	2003	2004	2003	2003
Total revenues	—	204	—	558	703
EBITDA	—	79	—	207	215
Operating profit 1)	—	37	—	89	71

1) Includes amortization of Telenor’s net excess values by	—	17	—	49	58
Investments:
– Capex	—	55	—	141	173
– Investments in businesses	—	1	—	218	280

•	Telenor’s shareholding in Comincom/Combellga was sold on 1 December 2003 in exchange for shares in the listed company Golden Telecom. Comincom/Combellga was consolidated as a subsidiary up until 1 December 2003. Golden Telecom is accounted for as an associated company from this date.

FIXED – OTHER COUNTRIES

•	The activities in Fixed – Other Countries consist of activities in the Czech Republic and Slovakia. EBITDA in this quarter was NOK 3 million, which was an improvement of NOK 3 million compared to the third quarter of 2003, due to increased revenues.

BROADCAST

			First three
	3rd quarter		quarters		Year
(NOK in millions)	2004	2003	2004	2003	2003
External revenues
Distribution	1,070	945	3,190	2,728	3,761
Transmission	196	202	600	609	816
Other	30	8	80	31	64
Total external revenues	1,296	1,155	3,870	3,368	4,641

Internal revenues	34	39	102	122	159
Gains on disposal	—	9	—	20	20
Total revenues	1,330	1,203	3,972	3,510	4,820

EBITDA	424	319	1,162	850	1,229
Depreciation and amortization 1)	219	251	674	792	1,030
Write-downs	—	5	—	9	18
Operating profit	205	63	488	49	181

1) Includes amortization of Telenor’s net excess values by	60	67	187	194	256
EBITDA/Total revenues (%)	31,9	26,5	29,3	24,2	25,5
Operating profit/ Total revenues (%)	15,4	5,2	12,3	1,4	3,8
Investments:
– Capex	716	56	809	119	252
– Investments in businesses	—	4	—	14	14

•	At the end of the third quarter of 2004 the number of subscribers with satellite dish in Broadcast exceeded 800,000 in the Nordic area.

•	In September 2004, Broadcast acquired an ownership interest in a new satellite, Intelsat 10-02, to replace former leased satellite capacity.

•	Revenues increased in the third quarter of 2004 compared to the third quarter of 2003, mainly due to growth in the number of subscribers and price increases.

•	The increase in the EBITDA margin compared to the third quarter of 2003 was mainly due to increased revenues and reduced costs on the leasing of satellite capacity.

•	Reduced depreciation and amortization compared to the third quarter of 2003 was due to fully depreciated fixed assets in Distribution.

BROADCAST – DISTRIBUTION

			First three
	3rd quarter		quarters		Year
(NOK in millions)	2004	2003	2004	2003	2003
External revenues
Satellite dish	720	636	2,167	1,826	2,528
Cable-TV	248	226	729	655	888
Small antenna TV-networks	98	83	285	241	335
Other	4	—	9	6	10
Total external revenues	1,070	945	3,190	2,728	3,761

Internal revenues	3	3	8	9	13
Gains on disposal	—	9	—	20	20
Total revenues	1,073	957	3,198	2,757	3,794

EBITDA	212	174	622	458	686
Depreciation and amortization 1)	141	189	457	578	754
Write-downs	—	—	—	2	8
Operating profit (loss)	71	(15)	165	(122)	(76)

1) Includes amortization of Telenor’s net excess values by	60	67	187	194	255
EBITDA/Total revenues (%)	19.8	18.2	19.4	16.6	18.1
Operating profit/Total revenues (%)	6.6	nm	5.2	nm	nm
Investments:
– Capex	39	20	94	54	112

•	Revenues in Distribution increased compared to the third quarter of 2003 due to an increase in the number of subscribers and price increases for “Satellite dish”.

•	The EBITDA margin in the third quarter of 2004 was in line with the third quarter of 2003 adjusted for gains on disposal and accruals between the quarters in 2003.

•	Reduced depreciation and amortization was a result of fully depreciated fixed assets within “Satellite dish”.

•	Increased capital expenditure was due to upgrades of cable TV networks in Norway.

BROADCAST – TRANSMISSION

			First three
	3rd quarter		quarters		Year
(NOK in millions)	2004	2003	2004	2003	2003
External revenues	196	202	600	609	816
Internal revenues	107	111	316	351	461
Total revenues	303	313	916	960	1,277

EBITDA	183	144	495	410	554
Depreciation and amortization	73	60	205	206	266
Write-downs	—	5	—	5	7
Operating profit	110	79	290	199	281

EBITDA/Total revenues (%)	60.4	46.0	54.0	42.7	43.4
Operating profit/ Total revenues (%)	36.3	25.2	31.7	20.7	22.0
Investments:
– Capex	671	25	701	51	116

•	External revenues decreased in Transmission compared to the third quarter of 2003 as a result of decreased revenues within satellite due to transition to digital distribution that demands less capacity.

•	Increased EBITDA margin compared to the third quarter of 2003 was mainly due to reduced prices for the leasing of satellite capacity and Telenor’s termination of a satellite capacity lease from August 2004.

•	Increased depreciation and amortization was mainly due to the acquisition of an ownership interest in a new satellite in the third quarter of 2004 and increased capital expenditure in the fourth quarter of 2003.

BROADCAST – OTHER

•	Increased revenues and EBITDA in Broadcast – Other compared to the third quarter of 2003 was due in part to increased sales of smart cards and services related to access control for Pay TV.

OTHER ACTIVITIES

EDB BUSINESS PARTNER

			First three
	3rd quarter		quarters		Year
(NOK in millions)	2004	2003	2004	2003	2003
External revenues	774	768	2,409	2,380	3,210
Internal revenues	244	240	688	777	1,060
Gains on disposal	—	—	301	19	19
Total revenues	1,018	1,008	3,398	3,176	4,289

EBITDA	167	11	751	222	399
Depreciation and amortization	107	96	293	277	375
Write-downs	—	6	—	17	28
Operating profit (loss)	60	(91)	458	(72)	(4)

EBITDA/Total revenues (%)	16.4	1.1	22.1	7.0	9.3
Operating profit/ Total revenues (%)	5.9	nm	13.5	nm	nm
Investments:
– Capex	52	17	117	145	210
– Investments in businesses	—	—	402	95	95

Telenor’s ownership interest in EDB Business Partner was 51.8% at the end of the third quarter of 2004.

•	EDB Business Partner has entered into an agreement to take over IBM’s activities in the area of IT operations and application services for Norwegian customers in the local public sector, distribution and industry sectors for a price of NOK 468 million. The business to be acquired generates annual turnover of approximately NOK 500 million. The contract is conditional on gaining the necessary approvals in respect of the Competition Act and other normal terms.

•	Adjusted for the disposal of operations, revenues, excluding gains, increased by 11% compared to the third quarter of 2003. Revenues from IT Operations and Banking & Finance increased by 13% and 6%, respectively, while revenues in Telecom declined by 8%. The increase in IT Operations was due mainly to the transfer of Operation services business in Telenor in the second quarter of 2004.

•	In the third quarter of 2003 EBITDA was affected by NOK 142 million in provisions made for costs related to workforce reductions and tenancy agreements compared to NOK 18 million in the third quarter of 2004. Adjusted for these provisions EBITDA increased by 36%, mainly due to the increase in revenues from IT Operations and Banking & Finance and to cost savings related to the restructuring of Banking & Finance.

•	Depreciation and amortization increased compared to the third quarter of 2003, primarily due to taking over fixed assets in connection with the acquisition of operations, including Operating services business from Telenor.

•	Capital expenditure increased compared to the third quarter of 2003 and was mainly related to customer contracts.

OTHER BUSINESS UNITS

Revenues

			First three
	3rd quarter		quarters		Year
(NOK in millions)	2004	2003	2004	2003	2003
Satellite Services	595	633	1,812	1,937	2,540
Teleservice	140	175	407	538	725
Nextra International	—	3	—	256	256
Software Services	3	13	60	48	121
Other	98	133	370	364	515
Eliminations	—	(1)	(2)	(2)	(3)
Revenues	836	956	2,647	3,141	4,154

Gains on disposal	65	2	70	16	51
Total revenues	901	958	2,717	3,157	4,205

EBITDA	97	111	358	176	408
Depreciation and amortization 1)	83	108	287	344	491
Write-downs 1)	36	—	39	14	37
Operating profit (loss)	(22)	3	32	(182)	(120)

1) Includes amortization and write-downs of Telenor’s net excess values by	9	9	27	29	40

Operating profit (loss)

			First three
	3rd quarter		quarters		Year
(NOK in millions)	2004	2003	2004	2003	2003
Satellite Services	11	60	90	176	234
Teleservice	10	(12)	9	(2)	(43)
Nextra International	—	(15)	—	(254)	(220)
Software Services	(39)	(25)	(50)	(83)	(86)
Other	31	(5)	18	(19)	(5)
Total operating profit (loss)	13	3	67	(182)	(120)

Investments:
– Capex	39	39	124	139	233
– Investments in businesses	105	1	125	17	30

Satellite Services

•	The decrease in revenues in Satellite Services compared to the third quarter of 2003 was primarily due to downward adjusted project revenues and the effect of the strengthening of the Norwegian Krone against the US dollar, partly offset by the net effect of the acquisition and disposal of operations.

•	Due to the same reasons, in addition to a reduction in the margins of Satellite Services based on Inmarsat and VSAT, the operating profit decreased compared to the third quarter of 2003.

Teleservice

•	Decreased revenues in Teleservice compared to the third quarter of 2003 were primarily due to the disposal of operations.

•	The increase in operating profit compared to the third quarter of 2003 was primarily due to provisions of NOK 24 million made for costs related to workforce reductions in the third quarter 2003.

Software Services

•	In connection with the termination of Software Services, the agreement with Computer Associate was transferred to EDB Business Partner and the operations were discontinued, resulting in an operating loss in the third quarter of 2004.

Other

•	Other business includes primarily operations within Venture and International Business. The operating profit in the third quarter 2004 and the decrease in revenues compared to the third quarter of 2003 were primarily due to the sale of subsidiaries.

Gains on disposal

•	Gains on disposal in the third quarter of 2004 were primarily connected to the sale of Securinet AS in Venture.

Investments in businesses

•	Investments in businesses in the third quarter of 2004 were primarily related to Satellite Services’ purchase of GMPCS Personal Communications Inc.

CORPORATE FUNCTIONS AND GROUP ACTIVITIES

			First three
	3rd quarter		quarters		Year
(NOK in millions)	2004	2003	2004	2003	2003
External revenues	55	46	188	158	229
Internal revenues	446	472	1,374	1,477	1,955
Gains on disposal	3	11	70	46	133
Total revenues	504	529	1,632	1,681	2,317

EBITDA	2	64	1	55	23
Depreciation and amortization	96	97	287	283	384
Write-downs	3	—	3	—	3
Operating (loss)	(97)	(33)	(289)	(228)	(364)

Investments:
– Capex	8	36	185	91	253
– Investments in businesses	—	4	18	10	93

•	The decrease in EBITDA compared to the third quarter of 2003 was primarily due to reduced leases of properties, gains on disposal in 2003 and costs related to the transfer of Telenor’s IT-operations in Norway to EDB Business Partner in the second quarter of 2004.

OTHER PROFIT AND LOSS ITEMS FOR THE GROUP

Depreciation, amortization and write-downs

			First three
	3rd quarter		quarters		Year
(NOK in millions)	2004	2003	2004	2003	2003
Depreciation of tangible assets	2,045	1,995	5,958	6,030	7,986
Amortization of goodwill *)	248	119	706	524	686
Amortization of other intangible assets *)	670	465	1,971	1,402	1,925
Total depreciation and amortization	2,963	2,579	8,635	7,956	10,597

Write-downs of tangible and other intangible assets	6	1	8	46	104
Write-downs of goodwill	1	6	3	16	16
Write-downs of other intangible assets	35	6	35	14	25
Total write-downs	42	13	46	76	145

Total depreciation, amortization and write-downs	3,005	2,592	8,681	8,032	10,742

*)	See specification below.

•	Write-downs of other intangible assets in the third quarter of 2004 were due to the winding up of the operations in Software Services in Other Business Units.

*)	Specification of amortization of goodwill and other intangible assets (including amortization of Telenor’s net excess values)

			First three
	3rd quarter		quarters		Year
(NOK in millions)	2004	2003	2004	2003	2003
Amortization of goodwill
Sonofon	78	—	197	—	—
DiGi.Com	12	12	35	36	48
Pannon GSM	82	78	244	231	308
Kyivstar	10	10	29	30	39
ProMonte GSM	1	—	1	—	—
Other Mobile	—	—	—	5	5
Total Mobile	183	100	506	302	400

Fixed	(26)	(79)	(77)	(68)	(95)
Broadcast	48	54	147	157	197
EDB Business Partner	41	37	117	110	151
Other units	2	7	13	23	33
Total amortization of goodwill	248	119	706	524	686

Amortization of other intangible assets
Sonofon	209	—	543	—	—
DiGi.Com	21	22	61	63	83
Pannon GSM	153	150	460	441	564
Kyivstar	66	55	189	156	213
ProMonte GSM	12	—	12	—
Other Mobile	68	82	240	293	374
Total Mobile	529	309	1,505	953	1,234

Fixed	77	111	291	321	431
Broadcast	22	16	65	47	78
EDB Business Partner	—	3	—	5	1
Other units	42	26	110	76	181
Total amortization of other intangible assets	670	465	1,971	1,402	1,925

•	Amortization of goodwill in Fixed in 2003 and 2004 was an income due to amortization of the negative goodwill related to Utfors AB. In the third quarter of 2003, the negative goodwill was taken to income in connection with the completion of the allocation of net excess values of Utfors AB.

Associated companies

			First three
	3rd quarter		quarters		Year
(NOK in millions)	2004	2003	2004	2003	2003
Telenor’s share of 1)
Net income after taxes	312	222	802	394	329
Amortization of Telenor’s net excess values	(28)	(160)	(183)	(481)	(579)
Write-downs of Telenor’s excess values	—	—	—	(11)	(26)
Gains on disposal of ownership interests	8	—	17	1,508	1,507
Net result from associated companies	292	62	636	1,410	1,231

1)	The figures are partly based on management’s estimates in connection with the preparation of the consolidated financial statements. The consolidated profit and loss statement contains only the line “Net result from associated companies”.

•	Increased net income after taxes from associated companies compared to the third quarter of 2003 was primarily due to improved profitability in some associated mobile companies and improvements in the operations of Bravida. This was partially offset by the shortfall of net income from companies, which are no longer associated companies.

•	The decrease in amortization of Telenor’s net excess values compared to the third quarter of 2003 was mainly due to the shortfall of amortization on companies, which are no longer associated companies, mainly Sonofon.

Financial items

			First three
	3rd quarter		quarters		Year
(NOK in millions)	2004	2003	2004	2003	2003
Financial income	119	84	343	413	586
Financial expenses	(381)	(444)	(1,204)	(1,595)	(2,023)
Net forreign currency gain (loss)	12	41	(27)	55	(1)
Net gains (losses) and write-downs	22	(38)	2,631	(128)	73
Net financial items	(228)	(357)	1,743	(1,255)	(1,365)

Gross interest expenses	(399)	(437)	(1,223)	(1,593)	(2,033)
Net interest expenses	(287)	(342)	(912)	(1,258)	(1,549)

•	The increase in financial income compared to the third quarter of 2003 was mainly due to a higher level of liquid assets, partially offset by a decline in interest rates.

•	The decrease in average interest-bearing liabilities and average interest rates contributed to the decrease in financial expenses compared to the third quarter of 2003.

Taxes

•	The tax rate in Norway is 28%. The effective tax rate for the Telenor group for 2004 is estimated to be 34% of profit before taxes and minority interests. The estimated effective tax rate for Telenor for 2004 is higher than 28% mainly due to tax related to companies outside Norway, including the effect of recording deferred taxes on retained earnings in certain companies and amortization of goodwill, on which deferred tax assets have not been recognized. The actual effective tax rate for 2004 may deviate from the estimated rate.

•	In connection with the draft national budget for 2005, the Norwegian Government also proposed certain changes to the tax legislation (Ot.prp.nr. 1 2004 – 05). These proposed tax law changes are consistent with the principles already set forth in the Consultation Paper of 26 March 2004. The main proposals relating to the taxation of companies provide for a tax exemption on dividend income and a tax exemption on capital gains deriving from the disposal of shares. As a result of such exemptions, capital losses deriving from disposals of shares would not be tax deductible. The exemption related to dividends income would apply to all dividends that would otherwise have been subject to corporate income tax in 2004. Further, the capital gains tax exemption on shares with the corresponding non-recognition of capital losses would apply to transactions completed on or after 26 March 2004. However, some transitional rules have been suggested. If the proposed legislation is enacted by Parliament (as drafted) before the end of 2004, Telenor’s preliminary assessment is that deferred tax asset of approximately NOK 600 million recorded by our subsidiary EDB Business Partner ASA will have to be expensed. These deferred tax assets are related to the liquidation of subsidiaries, which had not been completed by 26 March 2004.

Balance sheet and cash flow

•	Total assets decreased by NOK 2.0 billion compared to the end of the second quarter of 2004, primarily due to payment of instalments on interest-bearing liabilities in the quarter. The increase in tangible assets was due to the consolidation of ProMonte and high capital expenditures in Kyivstar and GrameenPhone in the third quarter of 2004.

•	Net interest-bearing liabilities decreased by NOK 1.4 billion from the end of the second quarter of 2004 to NOK 20.6 billion at the end of the third quarter of 2004. The reduction was primarily due to net cash flow from operations exceeding capital expenditures and investments in businesses.

•	In the third quarter of 2004 Telenor purchased own shares in the market amounting to NOK 145 million. If the general meeting of Telenor’s shareholders in 2005 approves to redeem shares owned by the Kingdom of Norway corresponding to Telenor’s repurchase of own shares in the market in the second and third quarter of 2004, in such a way that the Kingdom of Norway’s ownership interest remains unchanged, shareholders equity will be reduced by an additional NOK 0.8 billion at the time of the general meeting.

•	Minority interests in the balance sheet increased compared to the end of the second quarter of 2004, primarily due to net income from Kyivstar, GrameenPhone and DiGi.Com, partially offset by dividends paid by Kyivstar and GrameenPhone and effects of currency fluctuations.

DISPUTES

•	In November 2003, Sense Communication International AS initiated legal proceedings against Telenor, based on allegations that Telenor prices in the service provider agreement for the period 2000 until 2003 had been excessive and not in accordance with the requirements for cost oriented pricing. The claim has now been extended to also include 2003 and is limited upward to NOK 255 million plus interest from January 2004 until payment occurs, and legal expenses. The Asker og Baerum District Court heard the case in October 2004 and is expected to issue a decision during the fourth quarter of 2004.

•	Please refer to note 24 to Telenor’s annual report for 2003 and previous quarterly reports in 2004 for more information about legal proceedings.

US GAAP

•	Telenor had net income in accordance with Generally Accepted Accounting Principles in the United States (US GAAP) of NOK 1,649 million in the second quarter of 2004 compared to net income in accordance with Norwegian accounting principles of NOK 1,399 million. The main reason for the difference is that goodwill is not amortized according to US GAAP, but is subject to an annual impairment test.

OUTLOOK FOR 2004

•	Telenor confirms its expectations for 2004 as presented in Telenor’s report for the second quarter of 2004 of a continued positive development in Telenor’s results compared to 2003. This also applies to the fourth quarter of 2004.

•	Continued growth in revenues is expected, in particular driven by the international mobile operations, where we experience a strong growth in the customer base in several markets.

•	The EBITDA margin for 2004 is expected to be in line with 2003, excluding special items. This includes the consolidation of Sonofon and the establishment of mobile operations in Pakistan. This expectation is based on, among other factors, the effects of increased marketing efforts to secure growth in several of our mobile operations.

•	Capital expenditure in the fourth quarter is expected to be higher than in the fourth quarter of 2003 due to expectations of continued high network investments in Telenor’s international mobile operations.

The unaudited interim consolidated financial statements according to Norwegian accounting principles have been prepared on a basis consistent with Telenor’s financial statements as of year-end 2003, and in accordance with the Norwegian accounting standard for interim reporting.

The accounts submitted with the report have not been audited. This report contains statements regarding the future in connection with Telenor’s growth initiatives, profit figures, outlook, strategies and objectives. In particular, the section “Outlook for 2004” contains forward-looking statements regarding the group’s expectations. All statements regarding the future are subject to inherent risks and uncertainties, and many factors can lead to actual profits and developments deviating substantially from what has been expressed or implied in such statements. These factors include the risk factors relating to Telenor’s activities described in Telenor’s Annual Report 2003 on Form 20-F filed with the Securities and Exchange Commission in the USA under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” (available at www.telenor.com/ir/).

Oslo, 26 October 2004
The Board of Directors of Telenor ASA

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA
By:	/s/ Torstein Moland
	Name:	Torstein Moland (sign.)
	Title:	CFO

Date: 3rd November, 2004